Invesco Mortgage Capital Inc.
Two Peachtree Pointe
1555 Peachtree Street, N.E.
Atlanta, GA 30309
Telephone 404-479-1095
www.invescomortgagecapital.com
October 16, 2014

VIA EDGAR

Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 3, 2014
File No. 001-34385

Dear Ms. Monick:
We (Invesco Mortgage Capital Inc., referred to herein as "we" or the "Company") are responding to your comment letter dated September 17, 2014 on our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (“Form 10-K”) filed on March 3, 2014.
For ease of reference, we have included your comments in bold preceding each response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013
General

1.	In future Exchange Act reports, where applicable, please revise your disclosure to provide the collateral type for your CMBS portfolio and commercial loans.
Response:
On page 6 of our Form 10-K we disclose that our CMBS portfolio is backed by obligations (including certificates of participations in obligations) that are principally secured by commercial mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, retail space, office buildings, industrial or warehouse properties, hotels, apartments, nursing homes and senior living facilities.

On page 7 of our Form 10-K we disclose that commercial mortgage loans are secured by first or second liens on commercial properties such as regional malls, retail space, office buildings, industrial or warehouse properties, hotels, apartments, nursing homes and senior living facilities.

We also discuss collateral for commercial loans structured as mezzanine loans on page 7:

These [mezzanine] loans are generally secured by pledges of ownership interests, in whole or in part, in entities that directly or indirectly own the real property. At times, mezzanine loans may be secured by additional collateral, including letters of credit, personal guarantees, or collateral unrelated to the property.

Based upon the foregoing, we respectfully believe that we have adequately disclosed the collateral type for our CMBS portfolio and commercial loans.

Risk Factors, page 10

2.
Refer to the first table on page 42. In future Exchange Act reports, please revise this section to provide risks related to the geographic concentration of the underlying collateral for your MBS portfolio in California and New York.

Response:

We will expand our discussion of the risks associated with geographic concentration of the underlying collateral of our MBS portfolio in Part 1, Item 1A of our Form 10-K for the year ended December 31, 2014 and in future Exchange Act reports.

3.	In future Exchange Act reports, to the extent applicable, please revise the relevant risk factor to identify any counterparty holding excess collateral in excess of 5% of stockholders' equity.

Response:

We discuss the risk of overcollateralization of our repurchase transactions on page 17 of our Form 10-K. We will expand our discussion of risks related to financing and hedging to identify any counterparty holding excess collateral that exceeds 5% of stockholders’ equity in our Form 10-K for the year ended December 31, 2014 and in future Exchange Act reports. For example, as of December 31, 2013, 5% of our stockholders' equity was approximately $118.8 million. As detailed in Note 8 - Borrowings on page 90 of our Form 10-K, six of our counterparties held collateral that exceeded the amounts borrowed under related repurchase agreements by more than $118.8 million as of December 31, 2013. In future filings we will discuss the risk associated with the excess collateral holdings of these six counterparties and clarify that we generally do not post collateral in excess of our contractual requirements.

Investment Activities, page 40

4.
In future Exchange Act reports, where applicable, please revise to provide the credit quality of your non-Agency RMBS, CMBS, residential loans, and commercial loans, or advise. Also discuss how you monitor the credit risk of your non-Agency assets.

Response:
We discuss credit quality of our non-agency assets on pages 40 and 41 of our Form 10-K. For non-Agency RMBS, CMBS, residential loans and commercial loans, we do not use ratings in our analysis of credit quality but rather use proprietary internal models to determine expected future losses. The internal models analyze the individual loans underlying each security and evaluate factors such as delinquency status, loan-to-value ratios, property values, borrower credit ratings, occupancy status and geographic concentration to estimate the expected future cash flows and an expected yield. We place reliance on our internal models in determining credit quality and believe that the detailed analysis we perform, in comparison to a rating agency’s global assumption approach, provides us with a more accurate view of expected credit losses. Since we do not believe ratings on their own are a proper indicator of credit quality and we do not rely on them, we have historically not disclosed credit ratings for these securities. We believe that recent history has shown that investors often place too much reliance on ratings assigned by credit agencies rather than evaluating the performance of the underlying loans.
We will expand our discussion of credit risk in our Form 10-K for the year ended December 31, 2014 and in future Exchange Act reports to describe how we monitor the credit risk of our non-Agency assets post acquisition.

Financial Statement Schedules
Schedule IV - Mortgage Loans on Real Estate, page 109

5.	Please tell us what consideration you gave to disaggregating your grouping of Residential Mortgage Loans. Please refer to footnote 3 of Rule 12-29 of Regulation S-X.
Response:
We have reviewed our grouping of Residential Mortgage Loans in accordance with the guidance provided in footnote 3 of Rule 12-29 of Regulation S-X. As of December 31, 2013, none of our individual residential mortgage loans exceeded 3% of the total carrying amount of our mortgages. All of our residential mortgage loans are fixed rate first lien loans with original loan amounts ranging from $150,000 to $4,040,000. We will expand Schedule IV in our Form 10-K for the year ended December 31, 2014 and in future Exchange Act filings to aggregate residential loans by original loan amount and loan type.

DEF 14-A

General

6.	In future Exchange Act reports, please revise your say on pay proposal to comply with Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.
Response:
In future filings, we will revise the references to our say on pay proposal to comply with Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Certain Relationships and Related Transactions, page 20

7.	In future Exchange Act reports, please disclose the amount reimbursed to your Manager for operating expenses and salary expenses.
Response:
We disclose the amount that we reimburse our Manager for operating expenses, including salaries, in Note 12 - Related Party Transactions of our financial statements. We do not currently reimburse our Manager for salaries paid to any of our executive officers. We currently only reimburse our Manager for salaries paid to certain accounting personnel. We do not separately disclose salaries paid to accounting personnel because the amounts are immaterial. We provide a cross reference to

Note 12 in our discussion of Contractual Obligations within our Management's Discussion and Analysis of Financial Condition and Results of Operations. We will also include this disclosure in our discussion of Certain Relationships and Related Party Transactions in our Schedule 14A Proxy Statement in future filings.
*    *    *
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions regarding this response, please call me at 972-715-7470.
Sincerely,

/s/ Richard Lee Phegley, Jr.
Richard Lee Phegley, Jr.
Chief Financial Officer

cc:    Richard King, President and Chief Executive Officer
John Day, Chairman, Audit Committee
Rick Huff, Partner, Grant Thornton LLP